Exhibit 99.1

SANDSTORM GOLD ANNOUNCES 2016 THIRD QUARTER RESULTS

Vancouver, British Columbia — November 9, 2016 Sandstorm Gold Ltd. (“Sandstorm” or the “Company”) (NYSE MKT: SAND, TSX: SSL) has released its results for the third quarter ended September 30, 2016 (all figures in U.S. dollars).

— THIRD quarter Highlights

•	Attributable gold equivalent ounces sold[1] of 12,588 ounces (Q3 2015 – 10,834 ounces);

•	Revenue of $16.8 million (Q3 2015 - $12.1 million);

•	Average cash cost per attributable gold equivalent ounce of $255 resulting in cash operating margins[1] of $1,081 per ounce (Q3 2015 - $307 per ounce and $809 per ounce respectively);

•	Operating cash flow of $10.3 million (Q3 2015 – $8.2 million);

•	Net income of $6.9 million (Q3 2015 – $5.5 million loss); and

•	The Company completed an equity financing for aggregate gross proceeds of $57.5 million. The majority of the net proceeds were used to reduce the balance of the Company’s revolving credit facility. As a result, the Company currently has no bank debt and the entire $110 million revolving credit facility remains available for acquisition purposes.

“The first three quarters of 2016 have demonstrated the strength of the Sandstorm business model as our ever increasing asset diversification has led to strong revenue and cash flow growth,” said Sandstorm’s President & CEO Nolan Watson. “Our Q3 net income figures have again been bolstered by the strong performance of the Company’s equity and debt investments which we intend to liquidate in due course. With no debt on the balance sheet, we have over $130 million in available capital to pursue acquisitions.”

— outlook

Based on the Company’s existing gold streams and royalties, attributable gold equivalent production for 2016 is forecasted to be between 47,000 and 50,000 ounces. The Company is forecasting attributable gold equivalent production of approximately 65,000 ounces per annum by 2020.

— Financial Results

During the third quarter, 80% of the Company’s revenue was produced by precious metal streams and royalties with the balance coming from base metal assets. Compared to the third quarter of 2015, there was a 39% increase in revenue, largely attributable to a 20% increase in the average realized selling price of gold and a 16% increase in the number of attributable gold equivalent ounces sold. The increase in ounces sold was driven by the approximately 3,000 gold equivalent ounces delivered by the silver and copper streams from Yamana Gold Inc. (“Yamana”) and the gold stream from the Karma mine, operated by Endeavour Mining Corporation. The gains in ounces sold compared to 2015 were offset by decreases from the Aurizona mine and the Black Fox mine during the quarter.

Cash flow from operations of $10.3 million and net income of $6.9 million are higher when compared to the same period in 2015. The factors contributing to the change in net income included a $5.8 million gain on the revaluation of the Company’s investments and a $0.7 million decrease in depletion expense and were partially offset by a $1.1 million impairment charge relating to the Company’s mineral royalties and a $0.3 million increase in finance expense on account of amounts drawn on the revolving credit facility.

— STREAMS & ROYALTIES: Q3 Updates

The Company’s revenue was generated by 21 producing assets during the third quarter of 2016. Of the gold equivalent ounces delivered to Sandstorm, 74% were from operations run by major and mid-tier mining companies. Approximately 49% of the ounces were produced at mines located in Canada, 23% from the rest of North America and 28% from South America and other countries.

	Three months ended September 30, 2016
	Revenue (in millions)	Gold Equivalent Ounces
Canada	$ 8.13	6,081
North America ex Canada	$ 3.89	2,916
South America & Other	$ 4.80	3,591
Total	$ 16.82	12,588

Canada

Gold equivalent ounces attributable to Canadian mines made up close to 50% of the Company’s total ounces in Q3 2016 and was 17% higher when compared to the third quarter of 2015. Due to timing of shipments there were 813 gold ounces received from Canadian mines which were sold subsequent to quarter end and will be included in the Company’s fourth quarter gold equivalent ounce figures.

North America ex Canada

Gold equivalent ounces from the rest of North America (excluding Canada) increased by 5% compared to 2015 and accounted for 23% of the ounces sold during the third quarter of 2016.

At the Santa Elena mine in Mexico, First Majestic Silver Corp. modified the production split between underground ore and the reprocessing of ore from the heap leach pad due to achieving higher production rates from the Alejandra vein underground. As a result, production of underground ore increased to a rate of 1,750 tonnes per day while reducing heap leach production to 1,000 tonnes per day. This improved run rate is expected to increase production in subsequent quarters due to the higher grades and recoveries of underground ore.

South America & Other

Attributable gold equivalent ounces from South America and the rest of the world was 28% higher than the third quarter of 2015, and made up approximately 29% of Sandstorm’s total gold equivalent production during the quarter. The addition of copper and silver from the streams on Yamana’s Chapada and Minera Florida mines as well as the contribution from the gold stream on the Karma mine in Burkina Faso drove the increase.

A portion of Sandstorm’s projected growth is from the Cerro Moro silver stream. Cerro Moro is a high grade gold and silver deposit in the Santa Cruz province of Argentina, currently in the development stage with first production planned for 2018. Yamana, the owner of Cerro Moro, has been ramping-up construction activities, completing detailed engineering and advancing underground mining at the project. Yamana’s planned expenditures for 2016 are expected to be approximately US$53 million, leaving US$224 million in total for 2017 and 2018, with the majority of the capital being spent in 2017. Further exploration drilling is planned in order to increase the size of the Cerro Moro mineral resources, and to improve the current mineral resource categorization.

— Webcast and Conference Call Details

A conference call will be held on Thursday, November 10, 2016 starting at 8:30am PST to further discuss the third quarter results. To participate in the conference call, use the following dial-in numbers and conference ID, or join the webcast using the link below:

Local/International: (+1) 416 764 8688

North American Toll-Free: (+1) 888 390 0546
Conference ID: 54352592
Webcast URL: http://ow.ly/vULe305NMve

The Sandstorm Management Discussion and Analysis (MD&A) and Financial Statements for the third quarter will be accessible on the Company’s website and on SEDAR at www.sedar.com. The Company has also completed a Form 6-K filing with the SEC that will be accessible on EDGAR at www.sec.gov/edgar.shtml. Shareholders can request a hard copy of the MD&A and Financial Statements by emailing info@sandstormltd.com.

Note 1
Sandstorm has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS) including average cash cost per ounce of gold and cash operating margin. Average cash cost per ounce of gold is calculated by dividing the total cost of sales, less depletion, by the ounces sold. In the precious metals mining industry, this is a common performance measure but does not have any standardized meaning. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Cash operating margin is calculated by subtracting the average cash cost per ounce of gold from the average realized selling price per ounce of gold. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. The Company’s royalty income is converted to an attributable gold equivalent ounce basis by dividing the royalty income for that period by the average realized gold price per ounce from the Company’s gold streams for the same respective period. These attributable gold equivalent ounces when combined with the gold ounces sold from the Company’s gold streams equal total attributable gold equivalent ounces sold. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a gold streaming and royalty company. Sandstorm provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 133 streams and royalties, of which 21 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold streams and royalties.

For more information visit: www.sandstormgold.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in Sandstorm’s annual report for the financial year ended December 31, 2015 available at www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

CONTACT INFORMATION

Erfan Kazemi	Denver Harris
Chief Financial Officer	Investor Relations

604 689 0234	604 628 1178